THIS SOLICITATION IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF A JOINT REORGANIZATION PLAN PRIOR TO THE FILING OF VOLUNTARY REORGANIZATION CASES UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE. BECAUSE NO CHAPTER 11 CASES HAVE YET BEEN COMMENCED, NEITHER THIS SUPPLEMENT NOR THE DISCLOSURE STATEMENT TO WHICH IT RELATES HAS BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, CAI WIRELESS SYSTEMS, INC. AND PHILADELPHIA CHOICE TELEVISION, INC. EXPECT TO PROMPTLY SEEK AN ORDER OF THE BANKRUPTCY COURT (i) APPROVING (a) THE DISCLOSURE STATEMENT, AS SUPPLEMENTED HEREBY, AS HAVING CONTAINED ADEQUATE INFORMATION AND
(b) THE SOLICITATION OF VOTES AS HAVING BEEN IN COMPLIANCE WITH SECTION 1126(b) OF THE BANKRUPTCY CODE AND (ii) CONFIRMING THE JOINT REORGANIZATION PLAN DESCRIBED IN THE DISCLOSURE STATEMENT AND HEREIN.


                           DISCLOSURE STATEMENT SUPPLEMENT

                                 DATED JULY 15, 1998

                         Pre-Petition Solicitation of Votes
                With Respect to Prepackaged Joint Reorganization Plan

                                         of

                             CAI WIRELESS SYSTEMS, INC.

                                         AND

                        PHILADELPHIA CHOICE TELEVISION, INC.

                  from the holders of CAI Wireless Systems, Inc.'s

                             12-1/4% SENIOR NOTES DUE 2002

                                  AND CERTAIN OTHER

                                 IMPAIRED CREDITORS


      NEITHER CAI WIRELESS SYSTEMS, INC. NOR PHILADELPHIA CHOICE TELEVISION, INC. HAS COMMENCED A CASE UNDER CHAPTER 11 OF THE BANKRUPTCY CODE AT THIS TIME. THIS SUPPLEMENT MODIFIES THE DISCLOSURE STATEMENT, DATED JUNE 30, 1998, PREVIOUSLY DISTRIBUTED TO CREDITORS ENTITLED TO VOTE ON THE PLAN. THE DISCLOSURE STATEMENT, AS SUPPLEMENTED HEREBY, SOLICITS ACCEPTANCES OF THE PLAN AND CONTAINS INFORMATION RELEVANT TO A DECISION TO ACCEPT OR REJECT THE PLAN. THE VOTING DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED REORGANIZATION PLAN HAS BEEN EXTENDED, AND IS NOW 12:00 MIDNIGHT ON JULY 28, 1998, UNLESS FURTHER EXTENDED BY THE COMPANIES (THE "VOTING DEADLINE"). IN ORDER TO BE COUNTED, BALLOTS MUST BE RECEIVED BY THE VOTING AGENT BY THE VOTING DEADLINE. YOU SHOULD USE THE BALLOT THAT ACCOMPANIED THE DISCLOSURE STATEMENT. BALLOTS MAY BE FORWARDED TO THE VOTING AGENT BY FACSIMILE TRANSMISSION AT (212) 286-9748.

                                       SUMMARY

      On June 30, 1998, CAI Wireless Systems, Inc. ("CAI") and Philadelphia Choice Television, Inc. ("PCT" and, together with CAI, the "Companies") commenced a solicitation (the "Solicitation") of acceptances of their proposed prepackaged joint reorganization plan (the "Plan") by distributing to each impaired creditor entitled to vote to accept or reject the Plan, a copy of their disclosure statement, dated June 30, 1998, with respect to the Plan (the "Disclosure Statement") and a Ballot to accept or reject the Plan. The Plan provides for, among other things, (i) certain distributions of Cash, (ii) the issuance by Reorganized CAI of (a) the New Senior Notes and New Common Stock for distribution to certain holders of Claims against CAI and (b) options to purchase New Common Stock for distribution to the Companies' financial advisors and certain members of the management of Reorganized CAI, (iii) the sale and assignment by CAI of approximately 16 contracts to provide cable television service to various multi-dwelling units in the Philadelphia market, and (iv) the distribution of the proceeds of the sale and assignment by PCT of approximately 48 contracts to provide cable television service to various multi-dwelling units in the Philadelphia market.

      As described in the Disclosure Statement, the terms of the Plan were developed in the course of discussions and negotiations with (i) MLGAF, the holder of the Companies' 13% senior secured notes (the "Secured Notes"), and its legal advisors, (ii) an unofficial committee comprised of certain holders of CAI's 12-1/4% senior notes due 2002 (the "Senior Notes") who collectively held or managed approximately 73% of the Senior Notes (the "Unofficial Noteholders'Committee"), with the assistance of its legal and financial advisors, and (iii) MLGAF as holder of the Companies' 12% subordinated note due October 1, 2005 (the "12% Subordinated Note"). Subsequent to the dissemination of the Plan and Disclosure Statement, the Companies have (i) engaged in further discussions and negotiations with MLGAF and the Unofficial Noteholders' Committee and their advisors with respect to the Plan, including the terms of the New Senior Notes to be issued by Reorganized CAI under the Plan and distributed on a PRO RATA basis to holders of Senior Notes, and (ii) with the assistance of their financial advisors, BT Alex. Brown Incorporated, engaged in discussions with a number of parties regarding the New Senior Secured Facility described more fully herein. As a result of the aforementioned negotiations and discussions, certain aspects of the Plan, including the terms of the Senior Notes described in the Disclosure Statement, have been modified as described more fully herein. On July 15, 1998 counsel for the Unofficial Noteholders Committee advised representatives of CAI that the Committee (which currently purports to represent only approximately 33% of the outstanding Senior Notes) would be prepared to support the Plan as amended by this Supplement and recommend that other holders of Senior Notes vote in favor of the Plan if the following three changes were implemented: (i) MLGAF were to commit to provide the entire amount of the proposed New Senior Secured Facility (which would be used to refinance the DIP Facility and provide financing for Reorganized CAI) on the terms described more fully under Section III of this Supplement, (ii) the interest rate on the New Senior Notes were to be increased from 13% to 15% per annum, and (iii) the provision in the DIP Facility providing for an increase in commitment fees from 1% to 4% after 90 days were to be eliminated. If the requested changes were not made, counsel for the Unofficial Noteholders Committee advised that the Committee currently intended to reject the Plan and recommend that other holders of Senior Notes vote against the Plan. CAI and its legal and financial advisors engaged in further discussion with representatives of MLGAF and the Unofficial Noteholders Committee but has determined that it cannot make the requested changes. Accordingly, CAI anticipates that the Committee may oppose the Plan and recommend that other holders vote against the Plan. MLGAF, which owns approximately 36% of the Senior Notes, has advised CAI that it intends to resign from the Unofficial Noteholders Committee.

      This Supplement provides certain information with respect to, among other things, the revised terms of the New Senior Notes and the anticipated terms of the proposed New Senior Secured Facility. If and to the extent that any information provided in this Supplement is inconsistent with any information in the Disclosure Statement, the information provided in this Supplement will supersede such inconsistent information in the Disclosure Statement. All other information in the Disclosure Statement remains unchanged by the Supplement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement and the Plan.

      The Companies continue to believe that the Plan is in the best interests of their creditors. Accordingly, the Companies again urge all creditors entitled to vote on the Plan to vote in favor of the Plan. (Voting instructions are set forth in Section XVI of the Disclosure Statement.) To be counted, your ballot must be duly completed, executed, and actually received no later than 12:00 midnight, Eastern Time, on July 28, 1998. BALLOTS AND MASTER BALLOTS MAY BE CAST BY FORWARDING THEM TO THE VOTING AGENT BY MEANS OF FACSIMILE TRANSMISSION AT (212) 286-9748. You should use the yellow or white Ballot sent to you with the Disclosure Statement. If you wish to obtain additional Ballots or Master Ballots, you should telephone the Voting Agent, The Altman Group, Inc., at (212) 681-9600 for assistance.

                                  DISCLAIMER

      ALL IMPAIRED CREDITORS ENTITLED TO VOTE ON THE PLAN ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT SUPPLEMENT (THE "SUPPLEMENT") IN ITS ENTIRETY IN CONJUNCTION WITH THE DISCLOSURE STATEMENT AND PLAN BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. STATEMENTS MADE IN THIS SUPPLEMENT, INCLUDING THE PRECEDING SUMMARY, ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN, EXHIBITS ANNEXED TO THE PLAN, AND THE DISCLOSURE STATEMENT AS A WHOLE. THE STATEMENTS CONTAINED IN THIS SUPPLEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

      THIS SUPPLEMENT HAS NEITHER BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN, OR OTHERWISE PURCHASING, SELLING, OR TRANSFERRING SECURITIES OF THE COMPANIES SHOULD NOT RELY UPON THIS SUPPLEMENT OR THE DISCLOSURE STATEMENT FOR SUCH PURPOSES AND SHOULD EVALUATE THIS SUPPLEMENT, THE DISCLOSURE STATEMENT, AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

      AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS, AND OTHER ACTIONS OR THREATENED ACTIONS, THIS SUPPLEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION, OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS SUPPLEMENT SHALL NOT BE ADMISSIBLE IN ANY NONBANKRUPTCY PROCEEDING INVOLVING THE COMPANIES OR ANY OTHER PARTY, NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE RESTRUCTURING AS TO HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, THE COMPANIES.

      THE INFORMATION CONTAINED IN THIS SUPPLEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. THE DESCRIPTIONS SET FORTH HEREIN OF THE ACTIONS OR CONCLUSIONS OF THE COMPANIES OR ANY OTHER PARTY IN INTEREST HAVE BEEN SUBMITTED TO OR APPROVED BY SUCH PARTY, BUT NO SUCH PARTY MAKES ANY REPRESENTATION REGARDING SUCH DESCRIPTIONS.

      IN MAKING AN INVESTMENT DECISION, CREDITORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANIES AND THE TERMS OF THE PLAN, INCLUDING THE MERITS AND RISKS INVOLVED. CREDITORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS SUPPLEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE. EACH CREDITOR SHOULD CONSULT WITH ITS OWN LEGAL, BUSINESS, FINANCIAL, AND TAX ADVISORS WITH RESPECT TO ANY SUCH MATTERS CONCERNING THIS SUPPLEMENT, THE SOLICITATION, THE DISCLOSURE STATEMENT, THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.
                            _____________________________

      Except as set forth in the Disclosure Statement (SEE Section XVI.J "The Solicitation; Voting Procedures -- Further Information; Additional Copies"), no person has been authorized by the Companies in connection with the Plan or the Solicitation to give any information or to make any representation other than as contained in the Disclosure Statement and this Supplement, and the Exhibits annexed hereto or thereto or incorporated by reference or referred to herein or therein, and, if given or made, such information or representation may not be relied upon as having been authorized by the Companies. This Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation.

                              I.  VOTING DEADLINE

      The period during which Ballots and Master Ballots with respect to the Plan will be accepted by the Companies (and may be withdrawn or revoked unless the Bankruptcy Court issues an order to the contrary) has been extended from 5:00 p.m. (Eastern Time) on July 27, 1998 until 12:00 midnight (Eastern Time) on July 28, 1998, unless and until the Companies, in their sole discretion, further extend the date until which Ballots and Master Ballots will be accepted, in which case the Solicitation Period will terminate at the time and date specified in such extension (in either case, the "Voting Deadline"). Except as otherwise determined by the Companies or as permitted by the Bankruptcy Court, Ballots or Master Ballots that are received after the Voting Deadline will not be counted or otherwise used by the Companies in connection with the Companies' request for confirmation of the Plan (or any permitted modification thereof).

      The Companies continue to reserve the absolute right, at any time or from time to time, to extend, by oral or written notice to the Voting Agent, the period of time during which Ballots will be accepted for any reason including, but not limited to, determining whether or not the Requisite Acceptances have been received, by making a public announcement of such extension no later than 9:00 a.m. (Eastern Time) on the first Business Day next succeeding the previously announced Voting Deadline. Without limiting the manner in which the Companies may choose to make any public announcement, the Companies will not have any obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a news release through the Dow Jones News Service. There can be no assurance that the Companies will exercise their right to further extend the Solicitation Period for the receipt of Ballots and Master Ballots.

      All parties voting on the Plan should use the Ballots that accompanied the Disclosure Statement. Any party wishing to obtain additional Ballots or Master Ballots should telephone the Voting Agent, The Altman Group, Inc., at
(212) 681-9600 for assistance. Ballots and Master Ballots may be cast by forwarding them to the Voting Agent by means of facsimile transmission at (212) 286-9748.


                               II.  THE NEW SENIOR NOTES

            As noted above, the Companies, MLGAF, and the Unofficial Noteholders' Committee have had extensive discussions during the course of the past several weeks regarding, among other things, the terms of the New Senior Notes to be issued by CAI and distributed under the Plan. As a result of these discussions, CAI has modified the terms of the New Senior Notes as follows:

      (a) The interest rate has been increased from 12% to 13% per annum, causing the aggregate principal amount of the New Senior Notes at maturity to increase from $201,219,647 to $212,908,624. In addition, CAI will pay interest on overdue principal from time to time on demand at the rate of 15% per annum.

      (b) Pursuant to the covenant entitled, "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS," the New Indenture will permit CAI and the Restricted Subsidiaries to incur additional Indebtedness or issue Disqualified Capital Stock, provided that such incurrence or issuance is made in compliance with a
2.00 to 1 debt to equity ratio from and after the date aggregate cash proceeds from the sale of equity equals or exceed $25 million, and the aggregate principal amount of such additional Indebtedness incurred by CAI and the Restricted Subsidiaries may not exceed $150,000,000. Of such $150,000,000, (i) up to $25,000,000 may be secured by "blanket" Liens on property of CAI, and
(ii) the following amount of such Indebtedness may be secured by asset-specific
purchase  money  Liens:   $75,000,000,  less  the sum of  (A)  the  outstanding
principal amount of the secured additional Indebtedness of CAI that is referred to in the foregoing clause (i), (B) Capitalized Lease Obligations of CAI or its Restricted Subsidiaries that are secured by Liens, and (C) any unsecured Indebtedness that may be incurred by Restricted Subsidiaries pursuant to the additional Indebtedness covenant.

      (c)  Pursuant  to  the  covenant  entitled,  "LIMITATION   ON   RESTRICTED
PAYMENTS," the New Indenture will provide that CAI's right to make certain payments in connection with (i) the repurchase of its Capital Stock from employees or former employees, (ii) the making of loans and advances to employees of CAI, and (iii) any purchase price or other adjustment for which CAI is obligated pursuant to the terms of the Participation Agreement will be subject to approval by a majority of the Board of Directors of CAI.

      (d) The New Indenture will provide that CAI's right to dispose of or otherwise transfer shares of common stock of CS Wireless held by CAI in the nature of a purchase price or other adjustment for which CAI is obligated pursuant to the terms of the Participation Agreement will be subject to approval by a majority of the Board of Directors of CAI.

      (e) The New Indenture will provide an exception to the definition of "Asset Sale" for a lease or sublease, as the case may be, by CAI or any Restricted Subsidiary of spectrum rights held by CAI or any Restricted Subsidiary to a third party (other than CAI, any of its Restricted Subsidiaries or any Affiliate), provided that such lease or sublease is approved by a majority of the Board of Directors of CAI and provides (i) for lease payments and other conditions which are no less favorable to CAI or such Restricted Subsidiary in any material respect than then-prevailing market conditions, (ii) that the consideration received by CAI or such Restricted Subsidiary in respect of such lease or sublease consists of 100% Cash or Cash Equivalents, and (iii) that the term of such lease or sublease expires prior to the Stated Maturity of the New Senior Notes.

      (f) The New Indenture will provide that the amount of any non-cash Investment shall be the fair market value of such Investment, as determined conclusively in good faith by management of CAI, unless the fair market value of such Investment exceeds $5,000,000 (not $10,000,000 as indicated in the Description of New Senior Notes attached as Exhibit C to the Disclosure
Statement),   in   which  case  the  fair  market  value  shall  be  determined conclusively in good faith by the Board of Directors of CAI at such time as such Investment is made.

      (g) The New Indenture will provide that the definition of "Participation Agreement" shall be deemed to be the Participation Agreement, as amended and in effect on the Issue Date.

      (h) The New Indenture will provide that CAI's right to incur indebtedness in satisfaction of any purchase price or other adjustments arising out of the transactions contemplated by the Participation Agreement will be subject to approval by a majority of the Board of Directors of CAI.

      (i) The New Indenture will provide CAI or any wholly-owned Restricted Subsidiary with the right to acquire the stock of or assets of a Person (or Indebtedness of such Person acquired in connection with a transaction in which such person becomes a Restricted Subsidiary) engaged in the Wireless Broadband Business, including related activities and services, provided, however, that the aggregate amount of Investments so made and outstanding shall not exceed $15,000,000, and such Investment be approved by a majority of the Board of Directors of CAI.

      (j) The New Indenture will permit the Board of Directors of CAI to designate as a "Permitted Joint Venture" any joint venture, partnership or other Person (i) in which CAI or one or more Restricted Subsidiaries owns (directly or beneficially) at least a majority of the Capital Stock with voting power under ordinary circumstances to elect directors, (ii) all of whose Indebtedness, if any, is Non-Recourse Indebtedness, (iii) which is engaged in a Permitted Business, and (iv) in which any Investment made by CAI as a result of such designation will not violate the provisions of the covenant described under the caption "LIMITATION ON RESTRICTED PAYMENTS"; provided that in the event any participation in such joint venture, partnership or other Person requires CAI or any Restricted Subsidiary to contribute or otherwise transfer to such joint venture, partnership or other Person more than 50% of the spectrum rights then held by CAI or a Restricted Subsidiary in any market(s) in which the Permitted Business is to be transacted by the joint venture, partnership or other Person, the Board of Directors of CAI may designate such joint venture, partnership or other Person a "Permitted Joint Venture," if, and only if, the joint venture partner is a Strategic Partner.

      In addition to the definition of "Permitted Joint Venture," the New Indenture will contain the following additional definitions:

      "Non-Recourse Indebtedness" means Indebtedness of a Permitted Joint Venture (i) as to which neither CAI nor any of its Restricted Subsidiaries (other than such Permitted Joint Venture), (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise), and (ii) the obligees of which will have recourse for repayment of the principal of and interest on such Indebtedness and any fees, indemnities, expense reimbursements or other amount of whatsoever nature accrued or payable in connection with such Indebtedness solely against the assets of such Permitted Joint Venture and not against any of the assets of CAI or its Restricted Subsidiaries (other than such Permitted Joint Venture).

      "Permitted  Business"   means  the Wireless Broadband Business conducted
by CAI and its Restricted Subsidiaries as of the date of the Indenture and any and all businesses that in the good faith judgment of the Board of Directors of CAI are reasonably related thereto.

      "Strategic Partner" means (i) any Person engaged in the telecommunications business (including, without limitation, Wireless Broadband Business) which, both as of the Trading Day immediately before the day of determination and the Trading Day immediately after the day of determination, has a Total Market Capitalization of at least $500 million (or, in the case of a private company, a fair market equivalent value, as determined by a nationally recognized investment bank), and (ii) any Person which is majority owned and controlled by any Person or Persons referred to in clause (i) of this definition. In calculating Total Market Capitalization for the purpose of clause (i) of this definition, the consolidated Indebtedness of such Person, solely when calculated as of the Trading Day immediately after the date of determination, will be calculated after giving effect to the transactions to occur on such date of determination (including any Indebtedness incurred in connection with any sale of Capital Stock to such Person) and the Closing Price of the Common Stock of such Person, solely when calculated as of the Trading Day immediately after the day of determination, will be deemed to be the Closing Price of such Common Stock on such succeeding Trading Day, subject to the last sentence of the definition of "Total Market Capitalization." For purposes of this definition, the date of determination shall be the date on which any transaction which requires a determination of whether a Person is a Strategic Partner under this Indenture shall have been consummated.


                        III.  THE NEW SENIOR SECURED FACILITY

      1.  GENERAL

      Based on the advice of its financial advisor, BT Alex. Brown, which has contacted in excess of fifty potential lenders including holders of Senior Notes, CAI is seeking to secure commitments for the New Senior Secured Facility on terms substantially similar to those described below. CAI has not received commitments with respect to all or a part of the proposed New Senior Secured Facility and there can be no assurance that the terms of the actual New Senior Secured Facility will not vary from the terms described below or that the New Senior Secured Facility can be obtained at all. Depending on the manner in which the terms of the actual New Senior Secured Facility vary from the terms described below, CAI, acting with advice of counsel, reserves the right to take such actions as it deems necessary or appropriate which could, but will not necessarily, include notifying creditors through another supplement or public announcement, seeking a judicial determination that any such variance is not material, or seeking to resolicit acceptances of the Plan.

      CAI anticipates that the  New Senior Secured Facility, which will be used
(a) to refinance amounts outstanding on the Consummation Date under the DIP Facility and (b) provide additional borrowing capacity to Reorganized CAI and the Subsidiaries following the Consummation Date, will consist of two tranches of secured debt. The first tranche would consist of approximately $30,000,000 principal amount of senior secured notes (the "Senior Secured A Notes"), which would be secured by a first priority lien on and security interest in (i) substantially all of CAI's existing and after-acquired assets, (ii) the stock of the Subsidiaries, and (iii) selected assets that are held by certain of the Subsidiaries, in each case subject to certain limited exceptions and qualifications. The second tranche would consist of approximately $50,000,000 principal amount of senior secured notes (the "Senior Secured B Notes"), which would be secured by a second priority lien on and security interest in the same assets. BT Alex. Brown expects the Senior Secured A Notes will accrue interest semi-annually at a rate of approximately 10.5% per annum, payable at maturity, and the Senior Secured B Notes at a rate of approximately 13.0% per annum, payable at maturity. The maturity date for both the Senior Secured A Notes and the Senior Secured B Notes (together, the "New Senior Secured Facility") is expected to be in September, 2000. BT Alex. Brown anticipates that the Senior Secured A Notes and the Senior Secured B Notes will require the payment at maturity of certain commitment and other fees (collectively, the "Facility Fees") of approximately 1% and 7% respectively.

      2.  WARRANTS FOR CAI COMMON STOCK

      BT Alex. Brown anticipates that prospective purchasers of the Senior Secured A Notes and Senior Secured B Notes would expect to receive six year warrants to purchase shares of New Common Stock, which would be exercisable for $.01 per share and would contain usual and customary registration rights and standard anti-dilution protections. Although no definitive negotiations have taken place with any prospective Exit Lenders, depending upon a wide variety of factors including the actual interest rate of such notes, the Facility Fees, the apparent prospects of Reorganized CAI at the time of consummation of the Plan, and the interest of prospective lenders, it is anticipated that warrants to acquire approximately 2% and 10% of the common equity of Reorganized CAI would be issued to purchasers of the Senior
Secured A Notes and Senior Secured B Notes,  respectively.   The economic terms
of the New Senior Secured Facility are interrelated and the interest rate, Facility Fees and equity components of the proposed New Senior Secured Facility may vary without significantly affecting the overall economic impact of the proposed New Senior Secured Facility on the Companies or their current stakeholders.

      3.  RIGHT TO PARTICIPATE

      If the New Senior Secured Facility is provided in significant part by one or more current holders of Senior Notes, CAI anticipates offering each holder of Senior Notes the non-transferable right to subscribe for up to 65% of the principal amount of Senior Secured A Notes and Senior Secured B Notes. Under the terms of the proposed DIP Facility Agreement, MLGAF already has the right, but not the obligation, to assume up to 35% of the New Senior Secured Facility. If and to the extent that holders of Senior Notes wish to subscribe for more than the entire principal amount of the New Senior Secured Facility (subject to MLGAF's aforementioned right as lender under the DIP Facility), the right to subscribe would be allocated on a PRO RATA basis, in accordance with the amount each current holder of Senior Notes wishes to invest in the New Senior Secured Facility.

      4.  REDEMPTION

      Both the Senior Secured A Notes and the Senior Secured B Notes would be prepayable at any time without premium or penalty. The notes would be required to be redeemed, with accrued interest thereon, upon the receipt of Net Cash Proceeds (to be defined substantially as defined in the existing Note Purchase Agreement) from the sale or other disposition of certain assets. Sales of assets in the ordinary course of business and sales of certain assets that shall have been approved in advance by the Exit Lenders would be exempted from the mandatory redemption provisions, and the proceeds from such sales would be available for use by Reorganized CAI in accordance with an approved budget. Net Cash Proceeds from asset sales would be applied first to the redemption of the Senior Secured A Notes and then to the redemption of the Senior Secured B Notes.

      5.  REPRESENTATIONS AND WARRANTIES; COVENANTS AND EVENTS OF DEFAULT

      CAI anticipates that the New Senior Secured Facility will contain representations and warranties of Reorganized CAI appropriate in the context of the proposed Facility and substantially similar to those set forth in the existing Note Purchase Agreement, including without limitation, as to the absence of any material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of Reorganized CAI since June 29, 1998 (the date of the filing of CAI's annual report on Form 10-K for its fiscal year ended March 31, 1998) other than (a) the filing of the petition by CAI in the Chapter 11 Case and (b) those disclosed in writing and satisfactory to the Exit Lenders prior to the closing of the New Senior Secured Facility. CAI anticipates that the New Senior Secured Facility will contain substantially the same affirmative and negative covenants and events of default as those contained in the existing Note Purchase Agreement.

      6.  ADDITIONAL SIGNIFICANT PROVISIONS

      The following are certain additional significant provisions that CAI anticipates being included in the New Senior Secured Facility: (a) a requirement that Reorganized CAI maintain its existing cash management system, and (b) a requirement that Reorganized CAI be responsible for all of the costs and expenses incurred by the holders of the New Secured Notes (including reasonable attorneys' fees and costs) relating to the negotiation, documentation, administration and enforcement of obligations under the New Senior Secured Facility.


                              IV.  MODIFICATIONS TO PLAN

    The Companies intend to modify the Plan as necessary to reflect their recent negotiations and discussions with MLGAF and the Unofficial Noteholders' Committee and to correct certain technical inaccuracies in the Plan and Disclosure Statement distributed on June 30, 1998. Except as specifically and explicitly described herein and modified in the Plan to be filed with the Bankruptcy Court on or about the Petition Date, the terms and provisions of the Plan will remain unaltered and will remain in full force and effect, subject to confirmation of the Plan, as modified, under section 1129 of the Bankruptcy Code. In addition, as described in Article XI of the Plan, the Companies expressly reserve the right to alter, amend, or modify the Plan or any Exhibits thereto under Section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date, including, but not limited to, making non-material changes to clarify or eliminate ambiguity in any provision of the Plan, or otherwise, and, if necessary, to institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan so long as such proceedings do not materially adversely affect the treatment of holders of Claims or Interests under the Plan. Subject to the foregoing, the Plan will be modified as follows:

      (a) The definition of "Senior Notes Indenture" in Article I.B.1.126 of the Plan will be modified to clarify that the Indenture Trustee is The Chase Manhattan Bank.

      (b) In view of the expressed intention by the Unofficial Noteholders Committee to reject the Plan and recommend to other holders of Senior Notes that they vote against the Plan, the Plan has been amended to delete any reference to the Unofficial Noteholders Committee including but not limited to the right of such Committee to approve the form and substance of the Confirmation Order, the post petition payment of fees for advisors to such
Committee  and  the  right  of  such  Committee  to  receive   exculpation  and
limitations on its liability as set forth in Article XIV.I of the Plan.

      (c) The definition of "Voting Deadline" in Article I.B.1.141 of the Plan will be modified to reflect the extension of such deadline until 12:00 midnight on July 28, 1998, unless further extended.

      (d) Article IV.E of the Plan will be modified to provide that the boards of directors of the Reorganized Debtors will initially include two (2) members of current management of CAI, with the composition of the remainder of each board initially to consist of nominees designated by holders of the Senior Notes, subject to the requirements of Section 1129(a)(5) of the Bankruptcy Code.

      (e) The "Exercise Price" column of the chart contained in Exhibit F to the Plan will be modified to correct a typographical error by deleting the entry "$4.96" in the first line thereof and substituting the entry "4.76" in its place.

      (f) The chart contained in Exhibit H to the Plan inadvertently omitted certain participants who will share in the aggregate pool of Management Options described in Exhibit F to the Plan (which remains at 10% of the outstanding
shares  of  Reorganized  CAI)  and  therefore  overstated  the  percentage   of
Management Options allocated to the persons listed thereon. Exhibit H to the Plan thus will be modified by deleting the chart contained therein in its entirety and substituting in lieu thereof the following chart:


NAME                                POSITION(S) WITH CAI                         ALLOCATION (AS % OF OPTION POOL)
----                                --------------------                         --------------------------------

Jared E. Abbruzzese                 Chairman of the Board and Chief                           29.034
                                    Executive Officer

John J. Prisco                      President and Chief Operating Officer                     14.517

James P. Ashman                     Executive Vice President and Chief                        11.61
                                    Financial Officer

Gerald Stevens-Kittner              Senior Vice President -- Spectrum                          8.712
                                    Management

Bruce W. Kostreski                  Senior Vice President -- Engineering and                   8.712
                                    Chief Technical Officer

George J. Parise                    Senior Vice President -- Finance                           5.805

Derwood R. Edge                     Senior Vice President -- Engineering and                   4.644
                                    Chief Systems Officer

Wayne R. Barr, Jr.                  Associate General Counsel                                  4.644

George M. Williams                  Vice President and General Manager                         2.322

Donna A. Balaguer                   Vice President -- Governmental Affairs                     2.00

Michael Ray                         Vice President -- Government and Regula-                   1.00
                                    tory Affairs

Todd Marshall                       Director of License Relations                              1.00

Richard LaMontagne                  Vice President --  Project Development                     1.00

Sanjay Nagdev                       RF Program Manager                                         1.00

Robert Tenten                       Senior Staff Engineer                                      1.00

Christopher Gunnufsen               Director of Field Operations                               1.00

Robert McCarthy                     Director of Network Engineering                            1.00

Yang Weng                           RF Engineer                                                1.00


                           V.  MISCELLANEOUS DISCLOSURES

    (a) As described in Section XII.A.2 of the Disclosure Statement, based on its tax returns as filed and its estimates for its fiscal year ended March 31, 1998, CAI believes that, as of March 31, 1998, it had approximately $257.9 million of NOLs on a consolidated federal income tax basis ("Consolidated NOLs") of which approximately $140 million are separately allocable to CAI. In the Disclosure Statement, CAI estimated that following consummation of the Plan (and application of the discharge of indebtedness rules and the attribute reduction rules of the Tax Code Section 382 Bankruptcy Exception discussed elsewhere in
Section XIII of the Disclosure Statement), it would have Consolidated NOLs of approximately $157 million, of which approximately $40 million would be separately allocable to Reorganized CAI. Following further analysis of the applicable rules, CAI now estimates that it will have post-consummation Consolidated NOLs of approximately $157 to $180 million, of which approximately $40 to $63 million would be separately allocable to Reorganized CAI.

    (b) The chart on page 75 of the Disclosure Statement contains a typographical error. Specifically, the first line of the chart, describing the expiration of the Companies' Pre-Plan NOLs during the tax year ending March 31, 1999 should read as follows:


        Expires Tax
   YEAR ENDING MARCH 31         CAI            SUBSIDIARIES        TOTAL
   --------------------         ---            ------------        -----

           1999            $      100            $    15         $     115


    (c) Although the rate at which interest will accrue on the New Senior Notes has been increased from 12% to 13%, the Companies, in consultation with their financial advisors, BT Alex. Brown, have determined that the effect on the projected financial information contained in Exhibit E to the Disclosure Statement is not material. Thus, the Companies are not including revised projected financial information in this Supplement.

                                   VI.  CONCLUSION

    For all of the reasons set forth in the Disclosure Statement and this Supplement, the Companies believe that confirmation and consummation of the Plan is in the best interests of the Companies and their creditors. The
Plan provides for an equitable and early distribution to creditors and preserves the Companies' going concern value. The Companies believe that any alternative to confirmation of the Plan, such as liquidation or attempts by another party in interest to file a plan, could result in significant delays, litigation, and costs, as well as a significant reduction in the going concern value of the Companies and their non-debtor affiliates. Further, the Companies believe that their creditors will receive greater and earlier recoveries under the Plan than those that would be achieved in liquidation. Consequently, the Companies urge all eligible holders of Impaired Claims to vote to ACCEPT the Plan, and to complete and return their ballots so that they will be RECEIVED by the Voting Agent on or before 12:00 Midnight (Eastern Time) on July 28, 1998.

Dated:Albany, New York
      July 15, 1998


CAI WIRELESS SYSTEMS, INC.,              PHILADELPHIA CHOICE
                                          TELEVISION, INC.,

By: /S/ JARED E. ABBRUZZESE              By: /S/ JOHN J. PRISCO
Name: Jared E. Abbruzzese                Name: John J. Prisco
Title: Chief Executive Officer           Title: President



SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Attorneys for CAI Wireless Systems, Inc. and
  Philadelphia Choice Television, Inc.

By: /S/ J. GREGORY MILMOE
J. Gregory Milmoe
Carlene J. Gatting
Lawrence V. Gelber
919 Third Avenue
New York, New York 10022-3897
(212) 735-3000

          -and-

Gregg M. Galardi (I.D. #2991)
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000